

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2021

Adam Brajer
In House Counsel
CF Acquisition Corp. VI
110 East 59th Street
New York, NY 10022

> **Re: CF Acquisition Corp. VI**
> **Form S-1 filed January 29, 2021**
> **File No. 333-252598**

Dear Mr. Brajer:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amendment No. 1 to Form S-1 filed February 3, 2021.

Exhibit 10.9, Forward Purchase Contract, page II-5

1.   We note paragraph 11 of the Form of Forward Purchase Agreement. Please reference the waiver of claims against the Trust Account in the prospectus disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction